================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)
  [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

  For the fiscal year ended December 31, 1999

                                       OR

  [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission file number 2-50853












                             THE COASTAL CORPORATION
                                   THRIFT PLAN
                            (Full title of the plan)









                             THE COASTAL CORPORATION
                                  Coastal Tower
                               Nine Greenway Plaza
                            Houston, Texas 77046-0995
           (Name of issuer of the securities held pursuant to the plan and address of its principal executive office)



================================================================================

                          INDEPENDENT AUDITORS' REPORT


Administrator
The Coastal Corporation Thrift Plan
Houston, Texas


We have audited the accompanying statements of net assets available for plan benefits of The Coastal Corporation Thrift Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules 1 through 10, Schedule of Assets Held for Investment Purposes at End of Year, and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





DELOITTE & TOUCHE LLP


Houston, Texas
June 19, 2000

                       THE COASTAL CORPORATION THRIFT PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                                            December 31,
                                                                                ---------------------------------
                                                                                     1999               1998
                                                                                ---------------    --------------
ASSETS

Investments, at market:
   Securities of The Coastal Corporation:
      Common Stock........................................................      $   472,527,707    $  490,707,350
      Class A Common Stock................................................              331,447           378,261
      $1.83 Cumulative Convertible Preferred Stock, Series B..............               80,655            99,682
   Valero Energy Corporation Common Stock.................................              351,947           416,925
   Pacific Gas & Electric Corporation Common Stock........................              192,926           342,405
   Intelect Communications, Inc. Common Stock.............................                4,525             5,684
   Diversified Fund.......................................................           22,722,005        27,376,139
   Index Fund.............................................................            1,124,440                 -
   Short Term Investments.................................................           42,816,787        47,176,213
                                                                                ---------------    --------------
Total Investments.........................................................          540,152,439       566,502,659
                                                                                ---------------    --------------

Receivables:
   Contributions..........................................................              909,997            20,231
   Dividends..............................................................              876,087           917,602
   Interest...............................................................              222,641           218,216
                                                                                ---------------    --------------
Total Receivables.........................................................            2,008,725         1,156,049
                                                                                ---------------    --------------

Cash  ....................................................................                    4                 2
                                                                                ---------------    --------------

      TOTAL ASSETS........................................................          542,161,168       567,658,710
                                                                                ---------------    --------------


LIABILITIES

Payable to participants...................................................            2,955,839         3,904,325
                                                                                ---------------    --------------


      TOTAL LIABILITIES...................................................            2,955,839         3,904,325
                                                                                ---------------    --------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS....................................      $   539,205,329    $  563,754,385
                                                                                ===============    ==============


                See Notes and Schedules to Financial Statements.

                       THE COASTAL CORPORATION THRIFT PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                                         For the Year Ended
                                                                                            December 31,
                                                                                ---------------------------------
                                                                                     1999               1998
                                                                                ---------------    --------------
ADDITIONS:

Investment income:
   Dividends..............................................................      $     4,076,854    $    4,041,081
   Interest...............................................................            2,437,572         2,737,022
                                                                                ---------------    --------------
   Total investment income................................................            6,514,426         6,778,103
                                                                                ---------------    --------------


Realized gains on investments (Note 7)....................................            2,902,685         2,755,691
                                                                                ---------------    --------------


Net change in unrealized appreciation
   of investments (Note 8)................................................            1,034,794        59,072,855
                                                                                ---------------    --------------


Contributions:
   Employer...............................................................           21,160,891        20,008,426
   Forfeitures............................................................             (373,870)         (432,085)
                                                                                ---------------    --------------
      Net employer contributions..........................................           20,787,021        19,576,341
   Rollover from other plans..............................................               65,877           133,480
   Participants...........................................................           23,591,213        22,132,071
                                                                                ---------------    --------------
   Total contributions....................................................           44,444,111        41,841,892
                                                                                ---------------    --------------


DEDUCTIONS:

Withdrawals...............................................................          (79,445,072)      (70,482,083)
                                                                                ---------------    --------------


   Net (decrease) increase ...............................................          (24,549,056)       39,966,458
                                                                                ---------------    --------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS:

   Beginning of Year......................................................          563,754,385       523,787,927
                                                                                ---------------    --------------
   End of Year............................................................      $   539,205,329    $  563,754,385
                                                                                ===============    ==============


                See Notes and Schedules to Financial Statements.

                       THE COASTAL CORPORATION THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   Description of the Plan

     General

     The Coastal Corporation Thrift Plan (the "Plan") is primarily an employee stock purchase plan which is registered under the Securities Act of 1933, as amended, and designed to provide a systematic means whereby the contributions of eligible employees of The Coastal Corporation and participating subsidiaries ("Coastal" or "Company") and matching contributions of the Company may be invested for the benefit of the participating employees. The Plan is administered by Coastal, and pursuant to the provisions of the Plan, an Administrative Committee comprised of employees of Coastal has been appointed to carry out certain duties under the Plan. Chase Bank of Texas, National Association (the "Trustee") is the Trustee of the Plan Trust (the "Trust"). All employees eligible for participation in the Plan receive a prospectus and an employee handbook, which may be updated by supplements from time to time, containing a general description of the Plan. The Trustee holds the investment assets of the Plan and executes transactions relating thereto.

     Termination of the Plan

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In the event of termination, participants will become 100 percent vested in their accounts.

     Amendment

     On December 19, 1998, the Plan was amended and restated as of January 1, 1999, to conform to statutory changes; to add an additional investment fund; to provide participants in the Company's coal operations with (i) a Company-matching contribution of 2% of a participant's basic compensation and (ii) the option to contribute to the Plan on an after-tax basis; to provide credit for determining eligibility to join the Plan for employees of certain facilities for such employees' employment at the facilities prior to the Company's acquisition of the facilities in 1998; to permit a participant's benefit to be reduced to satisfy liabilities of the participant to the Plan due to conviction of a crime involving the Plan or certain settlements involving violations of fiduciary provisions of law with respect to the Plan; and to convert certain of the Section 401(k) provisions of the Plan to employee stock ownership plan ("ESOP") provisions.

     The plan was amended by amendment dated June 26, 1999, to conform to statutory changes and to provide credit for determining eligibility to join the Plan for employees of certain facilities for such employees' employment at the facilities prior to the Company's acquisition of the facilities in 1999.

     The Plan was amended effective March 17, 2000, to revise the voting procedures to allow the Trustee to vote shares which have not been allocated to participant accounts.

2.   Summary of Significant Accounting Policies

     Accounting Basis

     The financial statements of the Plan are prepared on the accrual basis of accounting.

     Marketable Securities

     Securities valuations are based on the last recorded sales price at December 31, 1999 and 1998, as reported by the principal securities exchange on which the security is traded, or the average of the bid and the asked price if sold over the counter. Realized gains and losses reported on the sale or withdrawal of securities by participants are based on the difference between market values of the securities sold and/or transferred to participants at the effective dates and the market value at the beginning of the year and cost of securities purchased during the year.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from the estimates and assumptions used.

     Federal Income Taxes

     The Company received its most recent determination letter dated June 26, 1996 from the Internal Revenue Service which states the Plan meets the exemption requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and therefore, the Trust is exempt from taxation under Section 501(a) of the Code. Since that determination, certain amendments have been made. It is the opinion of management that, on the basis of the Internal Revenue Service's prior determination, and existing federal income tax laws, the Plan, as amended, continues to be exempt from taxation. Accordingly, no provision has been made for federal income taxes.

3.   Contributions to the Plan

     Employee Contributions

     Upon enrollment, a participant may elect to contribute to the Plan on a before- or after-tax basis (except that participants in Canada may contribute to the Plan only on an after-tax basis), by means of regular payroll deductions, from two percent (2%) to eight percent (8%), in increments of one percent (1%), of the participant's basic compensation up to a maximum amount of $160,000 for 1999 and 1998, or such greater amount as may be allowed by Section 401(a) of the Code. Generally, "basic compensation" means fixed salaries or wages per hour, sales commissions, and truck mileage and loading which are paid by the Company to the participant, excluding compensation for bonuses, overtime and other incentive compensation.

     Before-tax contributions are made pursuant to salary reduction agreements. Salary reduction contributions for ESOP participants constitute and are treated as an ESOP.

     Employee contributions to the Plan, except those contributed as elective deferrals (including salary reduction contributions) pursuant to Section 401(k) (as limited by Section 402(g)) of the Code, are taxed at ordinary income tax rates as a part of their salary. The Company matching contributions, investment income, employee contributions under provisions of Section 401(k) of the Code, and unrealized appreciation are not taxable to the employee until withdrawal.

     Employer Contributions

     The Company will make Company matching contributions for the account of the participant at an amount equal to the employee's contributions subject to a maximum rate of two percent (2%) of the employee's basic compensation (as defined above) during the first and second year of active participation in the Plan; thereafter, the Company matching contributions are increased to not more than four percent (4%) during the third and fourth years of active participation, six percent (6%) during the fifth and sixth years of active participation and eight percent (8%) after six years of active participation in the Plan. However, participants in the Company's coal operations are eligible for Company matching contributions to a maximum of two percent (2%) of an employee's basic compensation.

     Vesting

     A participant's balance in the Trust attributable to the employee's contributions is vested in such participant at all times. The Company's contributions and appreciation and earnings thereon in the participant's balance vest at the rate of 20% upon completion of each twelve months of Active Participation (as defined in the Plan); such vesting continues, on a cumulative basis, until a participant becomes fully vested in all contributions and appreciation and earnings thereon (usually 6 years, comprised of the initial year of employment plus five years of Active Participation). Any period of time during which a participant has declined to contribute to the Plan is not included in the determination of vesting of Company contributions.

4.   Investment Programs(*)

     Funds in Which Current Employee Contributions Are Invested:

     The Coastal Common Stock Fund is a fund invested in the common stock of Coastal. Cash dividends thereon are reinvested in such Common Stock Fund. All Company matching contributions are invested in the Coastal Common Stock Fund only.

     The Diversified Fund is an unsegregated fund invested in capital stocks of issuers (other than Coastal or any related employer or subsidiary thereof), notes, bonds, debentures, and other similar types of investments. A portion of the Diversified Fund may be retained in cash or invested temporarily in obligations of the United States of America or in commercial paper.

     The Index Fund is an unsegregated fund invested in capital stocks or similar securities of issuers (other than Coastal or any subsidiary of Coastal). The Index Fund seeks investment results which parallel the performance of an unmanaged stock index fund such as the Standard & Poor's 500 Composite Stock Price Index. A portion of the fund may be retained in cash or invested on a short-term basis in commercial paper or obligations of the United States of America.

     The Interest Income Fund is an unsegregated fund invested in interest bearing investments such as bonds, notes, debentures, savings accounts, savings certificates, commercial paper, obligations of the United States of America, deposit accounts maintained by one or more legal reserve life insurance companies which provide for the payment of fixed or variable rates of interest for specified periods of time, and other similar types of investments. A portion of the Interest Income Fund may be retained in cash.

     Funds in Which Current Employee Contributions Are Not Invested:

     The Coastal Class A Common Stock Fund is a fund invested in Class A Common Stock of Coastal which was received as a stock dividend in 1984. Dividends declared on Coastal Class A Common Stock are invested in the Coastal Common Stock Fund. A participant may have the Class A Common Stock in his account converted to Coastal Common Stock. Class A Common Stock attributable to a participant's own contributions and earnings may be converted into Coastal Common Stock, the Common Stock sold and the proceeds invested in the Diversified Fund, the Index Fund or the Interest Income Fund.

     The Coastal Preferred Stock Fund is a fund established to hold $1.83 Cumulative Convertible Preferred Stock, Series B of Coastal. Dividends declared on such Preferred Stock are invested in the Coastal Common Stock Fund. Each participant may elect to convert his interest in this fund into Coastal Common Stock.

     The Valero Stock Fund is a fund established to hold the common stock of Valero Energy Corporation ("Valero") received as a result of the spin-off of Valero by Coastal. A participant may direct the sale of Valero common stock in his account and have the proceeds invested in the Diversified Fund or the Coastal Common Stock Fund, or to have Valero common stock attributable to the participant's contributions and earnings sold, and the proceeds invested in the Interest Income Fund. Dividends or other cash realized from the Valero common stock are invested in the Coastal Common Stock Fund unless the participant elects to have such cash invested in the Diversified Fund.

-----------------------
(*) For the Statement of Changes in Net Assets Available for Plan Benefits by
    Fund, refer to Schedule 10.

     The PG&E Stock Fund is a fund established to hold common stock of Pacific Gas & Electric Corporation ("PG&E") which was received as a dividend to holders of Valero common stock in 1997. A participant may direct the sale of PG&E common stock in his account and have the proceeds invested in the Diversified Fund or the Coastal Common Stock Fund, or to have PG&E common stock attributable to the participant's contributions and earnings sold, and the proceeds invested in the Interest Income Fund. Dividends or other cash realized from the PG&E common stock are invested in the Coastal Common Stock Fund unless the participant elects to have such cash invested in the Diversified Fund.

     The Intelect Stock Fund is a fund established to hold the common stock of Intelect Communications, Inc. ("Intelect"), issued as a result of a spin-off by Coastal. A participant may direct the sale of Intelect common stock in his account and have the proceeds invested in the Coastal Common Stock Fund or the Diversified Fund or to have Intelect common stock attributable to the participant's contributions and earnings sold, and the proceeds invested in the Interest Income Fund. Dividends or other cash realized from Intelect common stock are invested in the Coastal Common Stock Fund.

     A Diversified Fund was established in the Derby Refining Company Thrift Plan prior to its merger into the Plan, and only the account balances transferred from the Derby Refining Company Thrift Plan may be invested in this fund. This fund has investments in Chase Bank of Texas, National Association Fixed Income and Equity Funds.

     The Government Bond Fund is an unsegregated fund which is invested in obligations issued or guaranteed by the United States of America or by any agency or instrumentality thereof and in savings deposits in any bank (including the Trustee) to the extent they are fully guaranteed by the Federal Deposit Insurance Corporation. This fund was established in the Derby Refining Company Thrift Plan prior to its merger into the Plan, and only the account balances transferred from the Derby Refining Company Thrift Plan may be invested in this fund.

5.   Administrative Costs

     All administrative Plan expenses, including fees and Trustee expenses, are paid by Coastal or its participating subsidiaries. Brokerage fees, taxes and other transaction fees are paid from Plan assets.

6.   Merger

     Coastal and El Paso Energy Corporation ("El Paso Energy") announced on January 18, 2000 the execution of definitive agreements for the merger of Coastal and a subsidiary of El Paso Energy. On May 5, 2000, the merger was approved by the shareholders of Coastal and El Paso Energy. Each share of Coastal common stock and Class A common stock will be converted on a tax-free basis (except for cash paid in lieu of fractional shares) into 1.23 shares of El Paso Energy common stock. The outstanding convertible preferred stock of Coastal will be exchanged tax free (except for cash paid in lieu of fractional shares) for El Paso Energy common stock on the same basis as if the preferred stock had been converted into Coastal common stock immediately prior to the merger. It is expected that the merger will be completed during the fourth quarter of 2000 and be accounted for as a pooling of interests. The merger is subject to various conditions, particularly federal regulatory approval.

7.   Realized Gains on Investments

     The following is a summary of realized gains (losses) on investments for the years ended December 31, 1999 and 1998:

                                                1999                                        1998
                             ------------------------------------------  -----------------------
                             Sales Proceeds     Aggregate    Realized     Sales Proceeds    Aggregate    Realized
                             or Market Value    Carrying       Gain       or Market Value   Carrying       Gain
         Securities          of Withdrawals      Amount       (Loss)      of Withdrawals     Amount       (Loss)
---------------------------  ---------------   -----------  -----------  ---------------  -----------   ----------
Coastal Common Stock Fund:
     The Coastal Corporation
       Common Stock              $40,124,171   $36,581,524  $3,542,647       $30,829,001  $28,957,888   $1,871,113

Coastal Class A Common Stock
Fund:
     The Coastal Corporation
       Class A Common Stock           13,433        12,617         816             1,829        1,735           94

Coastal Preferred Stock Fund:
     The Coastal Corporation
       $1.83 Cumulative Convertible
       Preferred Stock, Series B      26,160        27,577      (1,417)            7,641        6,467        1,174

Valero Stock Fund:
     Valero Energy Corporation
       Common Stock                   38,220        40,630      (2,410)          122,640      125,591       (2,951)

PG&E Stock Fund:
     Pacific Gas & Electric
       Corporation
       Common Stock                   38,424        45,958      (7,534)           69,471       67,051        2,420

Intelect Stock Fund:
     Intelect Communications, Inc.
       Common Stock                      628           428         200             4,884        4,425          459

Diversified Fund:
     Unaffiliated marketable
       securities                 29,255,684    29,906,991    (651,307)       28,424,826   27,541,444      883,382

Index Fund:
     CBT Equity Group Fund           212,251       190,561      21,690                 -            -            -
                                 -----------   -----------  ----------       -----------  -----------   ----------
                                 $69,708,971   $66,806,286  $2,902,685       $59,460,292  $56,704,601   $2,755,691
                                 ===========   ===========  ==========       ===========  ===========   ==========

8.   Net Change in Unrealized Appreciation of Investments

     During 1999 and 1998 the fair value of investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

                                                                         1999                 1998
                                                                     -------------       --------------
       Coastal Common Stock                                          $   1,879,478       $   57,486,806
       Coastal Class A Common Stock                                          2,923                3,537
       Coastal Preferred Stock                                               9,056               11,820
       Valero Common Stock                                                 (24,349)            (189,269)
       PG&E Common Stock                                                  (103,521)              14,588
       Intelect Common Stock                                                  (731)             (15,545)
       Diversified Fund                                                   (872,099)           1,760,918
       Index Fund                                                          144,037                    -
                                                                     -------------       --------------
                                                                     $   1,034,794       $   59,072,855
                                                                     =============       ==============

9.   Unit Values

     For the funds which assign units to participants, the following table sets forth the number of units and unit values:

                                           December 31, 1999                        December 31, 1998
                                 ------------------------------------     ------------------------------------

                                     Employee             Net Asset           Employee             Net Asset
                                       Units                Value               Units                Value
                                    Outstanding           Per Unit           Outstanding           Per Unit
                                  --------------        ------------       ---------------      --------------
       Diversified Fund - Coastal      1,597,817          $ 14.2006             1,870,865         $  14.6065
       Diversified Fund - Derby           10,722             2.9914                19,441             2.5384
       Index Fund                        912,020             1.2329                     -                  -
       Interest Income Fund           42,566,974             1.0000            45,729,359             1.0000
       Government Bond Fund                3,004             1.5701                 3,004             1.4900

     The Plan's Diversified Fund - Coastal unit values are based on the value of the underlying common and preferred stocks reported in Schedule 8. The unit values are computed monthly and are adjusted for realized gains or losses from sales of stocks, unrealized gains or losses based on changes in value of securities held, and interest and dividends credited to the funds. The unit value is calculated by dividing the value of these securities, as adjusted, by the total number of units credited to participants in the fund.

     The unit values for the Diversified Fund - Derby transferred into the Plan from the Derby Refining Company Thrift Plan are based on the values established by the fund managers for the Chase Bank of Texas, National Association Funds reported in Schedule 8, under Fixed Income Funds and Equity Funds.

     Index Fund unit values are based on the value of the underlying assets of the CBT Equity Group Fund. The unit values are computed monthly and are adjusted for realized gains or losses from sales of stocks, unrealized gains or losses based on changes in value of securities held, and interest and dividends credited to the funds. The unit value is calculated by dividing the value of these securities, as adjusted, by the total number of units credited to participants in the fund.

     The Plan's Interest Income Fund unit values are based on $1.00 per unit.

     The Government Bond Fund is currently invested in the Chase Bank of Texas Short Term Money Market Group Fund which establishes the unit values.

                           Schedule 1 - Investments *
                           ------------------------
                            Coastal Common Stock Fund
                            -------------------------

Security                                                    Shares              Cost             Market Value
--------                                                  ----------       ---------------      ---------------
The Coastal Corporation
   Common Stock:

   December 31, 1999(1)                                   13,333,562       $   151,213,154      $   472,527,707
                                                                           ===============      ===============
   December 31, 1998(1)                                   13,970,316       $   147,958,849      $   490,707,350
                                                                           ===============      ===============


                            Schedule 2 - Investments
                            ------------------------
                             Coastal Class A Common
                                  Stock Fund
                             -----------------------

                                                            Shares              Cost             Market Value
                                                          ----------       ---------------      ---------------
The Coastal Corporation
   Class A Common Stock:

   December 31, 1999                                           9,353       $        52,381      $       331,447
                                                                           ===============      ===============
   December 31, 1998                                          10,769       $        60,311      $       378,261
                                                                           ===============      ===============


                           Schedule 3 - Investments *
                           ------------------------
                          Coastal Preferred Stock Fund
                          ----------------------------

                                                            Shares              Cost             Market Value
                                                          ----------       ---------------      ---------------
The Coastal Corporation
   $1.83 Cumulative Convertible
   Preferred Stock, Series B:

   December 31, 1999                                             283       $         7,957      $        80,655
                                                                           ===============      ===============
   December 31, 1998                                             394       $        11,079      $        99,682
                                                                           ===============      ===============


                           Schedule 4 - Investments *
                           ------------------------
                                Valero Stock Fund
                           ------------------------

                                                            Shares              Cost             Market Value
                                                          ----------       ---------------      ---------------
Valero Energy Corporation
   Common Stock:

   December 31, 1999                                          17,708       $        61,125      $       351,947
                                                                           ===============      ===============
   December 31, 1998                                          19,620       $        67,725      $       416,925
                                                                           ===============      ===============

------------------------------------
     *  See also Schedule 9.
     (1) Exceeds 5% of net assets.

                           Schedule 5 - Investments *
                           ------------------------
                                 PG&E Stock Fund
                           ------------------------

                                                            Shares              Cost             Market Value
                                                          ----------       ---------------      ---------------
Pacific Gas & Electric Corporation
   Common Stock:

   December 31, 1999                                           9,411       $        27,434      $       192,926
                                                                           ===============      ===============
   December 31, 1998                                          10,870       $        31,687      $       342,405
                                                                           ===============      ===============


                           Schedule 6 - Investments *
                           ------------------------
                              Intelect Stock Fund
                           ------------------------

                                                            Shares              Cost             Market Value
                                                          ----------       ---------------      ---------------
Intelect Communications, Inc.
   Common Stock:

   December 31, 1999                                           3,291       $         1,698      $         4,525
                                                                           ===============      ===============
   December 31, 1998                                           3,789       $         1,954      $         5,684
                                                                           ===============      ===============


                           Schedule 7 - Investments *
                           ------------------------
                                  Index Fund
                           ------------------------

                                                            Shares              Cost             Market Value
                                                          ----------       ---------------      ---------------
Index Fund
   (CBT Equity Group Fund):

   December 31, 1999                                          19,779       $       980,404      $     1,124,440
                                                                           ===============      ===============
   December 31, 1998                                               -       $             -      $             -
                                                                           ===============      ===============


------------------------------------

     * See also Schedule 9.

                           Schedule 8 - Investments *
                           ------------------------
                                Diversified Fund
                           ------------------------

Security - December 31, 1999                                Shares              Cost             Market Value
--------                                                   ---------       ---------------      ---------------

Common Stocks
-------------
AT&T                                                           7,500       $       380,304      $       358,232
Albertsons Inc.                                                8,500               383,694              274,125
Alcoa Inc.                                                     6,300               280,777              522,900
Alltel Corp.                                                   5,400               383,870              446,515
American General Corp.                                         7,300               356,821              553,888
American Home Products Corp.                                   7,200               357,766              282,600
Aon Corp.                                                      9,760               233,261              390,400
Avon Products Inc.                                             7,000               265,208              231,000
Baker Hughes Inc.                                             11,500               361,608              242,225
Bank of America Corp. (New)                                    7,831               542,695              393,022
Bank of New York Inc.                                          9,500               349,109              380,000
Bank One Corp. (New)                                           7,678               361,213              245,696
Baxter International Inc.                                      6,400               303,706              402,003
Bestfoods                                                      4,900               233,945              257,559
Block H R Inc.                                                 6,400               314,075              280,000
Caterpillar Inc.                                               3,300               183,486              155,308
Chase Manhattan Corp. (New)                                    4,100               317,809              318,521
Chevron Corp.                                                  6,400               540,770              554,400
Clorox Co.                                                     6,500               282,238              327,438
Conoco Inc. CL B WI                                           14,179               319,416              352,703
Dana Corp.                                                     6,200               300,981              185,616
Deere & Co.                                                   10,600               412,230              459,775
Dow Chemical Co.                                               3,800               474,802              507,775
Du Pont E I De Nemours &  Company                              4,389               254,151              289,125
Duke Energy Corporation                                        4,700               280,164              235,587
Eaton Corp.                                                    2,800               201,620              203,350
El Paso Energy Corporation                                    10,700               358,342              415,299
Emerson Electric Co.                                           4,100               235,172              235,237
Exxon Mobil Corporation                                        6,900               423,157              555,885
Fed Natl Mtg Assoc.                                            4,400               305,762              274,727
First Union Corp.                                              6,500               274,256              214,097
Fleet Boston Financial Corp.                                  10,100               404,440              351,611
GTE Corporation                                                5,400               292,597              381,040
General Dynamics Corp.                                         5,100               333,894              269,025
General Motors Corp                                            5,200               301,139              377,978
H J Heinz Co.                                                  6,600               317,260              262,766
International Paper Co.                                       11,240               471,435              634,419
Kimberly Clark Corp.                                           7,500               356,485              490,785
Knight Ridder Inc.                                             4,100               222,501              244,208
Marsh & McLennan Companies Inc.                                4,100               294,444              392,321
May Department Stores Co.                                      9,600               322,489              309,600
McGraw Hill Companies Inc.                                     9,840               203,304              606,389
Mellon Financial Corp.                                        12,300               288,265              418,975
Merrill Lynch & Co Inc.                                        2,400               187,673              199,951
Minnesota Mining & Mfg Co.                                     3,300               306,176              322,987
Morgan J P & Co. Inc.                                          1,500               197,175              189,937

------------------------------------

     * See also Schedule 9.


Security - con't                                            Shares              Cost             Market Value
--------                                                  ----------       ---------------      ---------------
Norfolk Southern Corp.                                         7,400               261,889              151,700
P G & E Corp.                                                  4,800               158,924               98,400
Pepsico Inc.                                                  11,100               419,079              391,275
Pharmacia Upjohn                                               4,400               232,558              198,000
Philip Morris Cos. Inc.                                        6,600               256,319              151,800
Pitney Bowes Inc.                                              7,200               270,289              347,854
Ratheon Co Cl B                                                6,100               190,660              162,034
Rockwell International Corp. (New)                             5,500               339,732              263,312
SBC Communications Inc.                                        6,664               277,469              324,870
Summit Bancorp                                                 5,450               148,186              166,906
Sunoco Inc.                                                    3,600               120,533               84,600
TRW Inc.                                                       3,700               193,380              192,171
Thomas & Betts Corporation                                     5,370               219,129              171,169
U S Bancorp                                                    9,500               331,374              226,223
Unocal Corp.                                                  11,900               513,264              399,400
Weyerhaeuser Co.                                               7,600               452,182              545,779
Williams Companies Inc.                                        4,500               185,978              137,533
Xerox Corp.                                                    6,700               360,753              152,010
                                                                           ---------------      ---------------

Total common stock                                                         $    19,703,383      $    20,162,036
                                                                           ---------------      ---------------

Foreign stock
-------------
Alcan Aluminum Ltd.                                           12,500       $       392,246      $       517,188
Astrazeneca PLC                                                6,600               278,797              275,550
BP Amoco PLC                                                      28                 1,043                1,661
British Airways PLC                                            3,100               202,912              199,563
Cable & Wireless PLC Co.                                       8,400               237,018              444,679
Glaxo Welcome PLC                                              3,200               164,886              178,800
Imperial Chemical Industries PLC                               8,300               422,420              353,273
Royal Dutch Petroleum                                          9,200               476,103              557,180
                                                                           ---------------      ---------------

Total foreign stocks                                                       $     2,175,425      $     2,527,894
                                                                           ---------------      ---------------

Fixed Income Funds
------------------
CBT Intermediate Term Bond Group Fund                             63       $        11,349      $        11,447
                                                                           ---------------      ---------------

Total Fixed Income Funds                                                   $        11,349      $        11,447
                                                                           ---------------      ---------------

Equity Funds
------------
CBT Special Equity Group Fund                                     30       $         1,983      $         3,937
CBT Equity Income Group Fund                                      10                   578                1,771
CBT American Core Equity Group Fund                               67                 1,201                3,820
CBT International Equity Group Fund                              105                 1,318                3,634
CBT Equity Growth Group Fund                                     197                 1,903                7,466
                                                                           ---------------      ---------------

Total Equity Funds                                                         $         6,983      $        20,628
                                                                           ---------------      ---------------

GRAND TOTAL                                                                $    21,897,140      $    22,722,005
                                                                           ===============      ===============

                           Schedule 8A - Investments *
                           -------------------------
                                Diversified Fund
                           -------------------------

Security - December 31, 1998                                Shares              Cost             Market Value
--------                                                   ---------       ---------------      ---------------

Common Stocks
-------------
AT&T                                                           3,700       $       280,552      $       280,552
Aluminum Co. America                                           6,500               445,527              484,653
American General Corp.                                         9,000               409,223              702,026
American Home Products Corp.                                  10,400               328,832              586,300
Ameritech Corp.                                                9,900               486,239              627,412
Aon Corp.                                                      6,307               194,276              349,250
Bank One Corp.                                                10,378               514,656              529,921
Bankamerica Corp.                                              9,531               654,092              573,051
Bankboston Corp.                                               8,200               246,696              319,283
Baxter International Inc.                                      9,100               431,832              585,239
Bell Atlantic Corp.                                            8,000               377,152              432,000
Bestfoods                                                     13,700               654,092              729,525
Browning Ferris Industries Inc.                               12,400               441,204              352,619
Chevron Corp.                                                  6,900               556,687              572,265
Chubb Corp.                                                    7,200               504,695              466,200
Cooper Industries Inc.                                         7,000               364,223              333,809
Deere & Co.                                                   11,300               431,291              371,487
Dominion Resources Inc.                                       11,600               544,506              542,300
Du Pont E I De Nemours &  Company                              8,050               445,986              427,149
Emerson Electric Co.                                           9,600               545,597              580,800
First Union Corp.                                              9,620               423,627              585,011
Ford Motor Company                                             9,200               243,719              539,920
Fortune Brands Inc.                                           14,500               487,447              458,563
Frontier Corp                                                 17,500               434,296              595,000
GTE Corporation                                                9,900               511,681              643,500
General Motors Corp                                            5,600               327,087              400,747
H J Heinz Co.                                                  9,900               459,334              560,588
Kimberly Clark Corp.                                          14,400               684,451              784,800
Lockheed Martin Corp.                                          4,700               497,917              398,325
May Department Stores Company                                  8,500               428,305              513,188
McGraw Hill Companies Inc.                                     8,520               352,062              867,975
Mellon Bank Corporation                                        7,300               304,123              501,875
Mobil Corp                                                     4,100               286,146              357,213
PPG Industries Inc.                                            5,300               365,089              308,391
Pacificorp                                                    15,900               315,953              334,886
Penney J C Inc.                                                9,400               618,653              440,625
Pharmacia Upjohn Inc                                          13,100               498,720              741,788
Pitney Bowes Incorporated                                     13,100               359,012              865,412
St. Paul Companies Inc.                                       11,700               457,739              407,300
Southern Co.                                                  14,200               384,422              412,680
Summit Bancorp                                                 8,550               211,811              373,524
Tenneco Inc.                                                  18,200               720,183              619,928
Texas Utilities Company                                       12,000               509,388              560,244
Thomas &Betts Corporation                                      7,470               304,821              323,541
USX Marathon Group                                            10,200               305,413              307,275

------------------------------------

     * See also Schedule 9.

Security - con't.                                           Shares              Cost             Market Value
--------                                                 ----------       ---------------      ----------------

Union Camp Corp.                                               9,100               457,531              610,838
Wells Fargo Company                                           12,600               440,280              503,206
Williams Companies Inc.                                       14,500               340,594              452,212
Xerox Corp.                                                    3,100               296,009              365,800
                                                                           ---------------      ---------------

Total Common Stocks                                                        $    20,883,171      $    24,680,196
                                                                           ---------------      ---------------


Foreign Stocks
--------------
British Airways PLC                                            5,800       $       378,050      $       393,310
British Petroleum PLC                                          4,414               313,326              400,571
Cable & Wireless PLC Co. ADR                                   9,100               256,770              334,425
Glaxo Welcome PLC Sponsored                                    6,100               295,603              423,950
Imperial Chemical Industries PLC ADR                          17,500               895,008              611,398
Royal Dutch Petroleum                                          9,900               473,142              473,963
Zeneca Group PLC Sponsored ADR                                   200                 8,026                8,975
                                                                           ---------------      ---------------

Total Foreign Stocks                                                       $     2,619,925      $     2,646,592
                                                                           ---------------      ---------------


Fixed Income Funds
------------------
CBT Managed Bond Group Fund                                      447       $         4,831      $         6,241
CBT Limited Term Bond Group Fund                               1,226                12,797               15,677
                                                                           ---------------      ---------------

Total Fixed Income Funds                                                   $        17,628      $        21,918
                                                                           ---------------      ---------------


Equity Funds
------------
CBT Special Equity Group Fund                                     21       $           888      $         2,360
CBT Equity Income Group Fund                                      38                 2,279                6,099
CBT American Core Equity Group Fund                              213                 3,798                9,601
CBT International Equity Group Fund                               96                 1,099                2,291
CBT Equity Growth Group Fund                                     252                 2,429                7,082
                                                                           ---------------      ---------------

Total Equity Funds                                                         $        10,493      $        27,433
                                                                           ---------------      ---------------


GRAND TOTAL                                                                $    23,531,217      $    27,376,139
                                                                           ===============      ===============

                            Schedule 9 - Investments
                            ------------------------
                             Short Term Investments
                             ----------------------

                                                                                       December 31,
                                                                       -------------------------------------------
                                                                               1999                    1998
                                                                       -------------------     -------------------
                                                                           Chase Bank of         Chase Bank of
                                                                         Texas Short Term       Texas Short Term
                                                                           Money Market           Money Market
                                                                            Group Fund (1)         Group Fund  (1)
                                                                       ----------------        -------------------
Coastal Common Stock Fund                                                $        44,439         $       926,064
Coastal Preferred Stock Fund                                                           -                     274
Valero Stock Fund                                                                  6,529                   6,128
PG&E Stock Fund                                                                        -                       -
Intelect Stock Fund                                                                  184                     178
Diversified Fund                                                                 193,944                 509,716
Interest Income Fund                                                          42,566,974              45,729,359
Government Bond Fund                                                               4,717                   4,494
                                                                         ---------------         ---------------

     Total                                                               $    42,816,787         $    47,176,213
                                                                         ===============         ===============



                       Schedule 10 - Statement of Changes
                        in Net Assets Available For Plan
                                Benefits by Fund
                       ----------------------------------

                                                      Beginning of Year        1999 Change           End of Year
                                                      -----------------        -----------           -----------
Coastal Common Stock Fund                             $   489,430,052        $   (17,272,381)      $   472,157,671
Coastal Class A Common Stock Fund                             378,831                (46,848)              331,983
Coastal Preferred Stock Fund                                   99,957                (19,302)               80,655
Valero Stock Fund                                             415,968                (88,916)              327,052
PG&E Stock Fund                                               339,852               (127,367)              212,485
Intelect Stock Fund                                             5,729                 (1,030)                4,699
Diversified Fund                                           27,423,592             (4,736,023)           22,687,569
Index Fund                                                          -              1,060,262             1,060,262
Interest Income Fund                                       45,655,907             (3,317,695)           42,338,212
Government Bond Fund                                            4,497                    244                 4,741
                                                      ---------------        ---------------       ---------------

      Total                                           $   563,754,385        $   (24,549,056)      $   539,205,329
                                                      ===============        ===============       ===============

------------------------------------

     (1) Exceeds 5% of net assets

         Schedule of Assets Held for Investment Purposes at End of Year
              Employer Identification No.: 74-1734212; Plan No. 003
                     Form 5500: Year Ended December 31, 1999


                                                                        (c)
                              (b)                             Description of Investment
                                                             including Maturity Date, Rate               (d)               (e)
 (a)            Identity of Issue, Borrower,                 of Interest, Collateral, Par              Cost of           Market
                  Lessor or Similar Party                     or Maturity Value                      Acquisition          Value
----   --------------------------------------------   -------------------------------------------   --------------   --------------

*      The Coastal Corporation (1)                    13,333,562 shares common stock                $  151,213,154   $  472,527,707

                                                      9,353 shares Class A common stock (2)                 52,381          331,447

                                                      283 shares $1.83 convertible preferred
                                                      stock, Series B                                        7,957           80,655

       Valero Energy Corporation                      17,708 shares common stock                            61,125          351,947

       Pacific Gas & Electric Corporation             9,411 shares common stock                             27,434          192,926

       Intelect Communications, Inc.                  3,291 shares common stock                              1,698            4,525

       Diversified Fund - See Schedule 8              See Schedule 8 for list of
          for list of investment entities.            investments.                                      21,897,140       22,722,005

       Index Fund (CBT Equity Group Fund)             19,779 units                                         980,404        1,124,440

       Chase Bank of Texas Short Term Money
          Market Group Fund (1)                       Money market                                      42,816,787       42,816,787
                                                                                                    --------------   --------------

                                                                                                    $  217,058,080   $  540,152,439
                                                                                                    ==============   ==============


------------------------------------

*  Party-In-Interest.

(1) Exceeds 5% of net assets.

(2) Class A Common Stock may be distributed to employee participants, but cannot be transferred to other individuals or organizations.

                       Schedule of Reportable Transactions
     Series Transactions, When Aggregated, Involving an Amount in Excess of
                Five Percent of the Current Value of Plan Assets
              Employer Identification No.: 74-1734212; Plan No. 003
                     Form 5500: Year Ended December 31, 1999


                                     (b)                                            (f)
                            Description of Asset                                  Expense
           (a)               (including interest     (c)        (d)       (e)     incurred      (g)        (h)
       Identity of            rate and maturity    Purchase   Selling    Lease      with      Cost of    Current     (i)
     Party Involved            in case of loan)      Price    Price(1)   Rental transaction    Asset      Value    Net Gain
------------------------- ------------------------ -------- ------------ ------ ----------- ----------- --------- -----------
* The Coastal Corporation Common Stock:

                            Sales & distributions
                              (1,041,476 shares)            $40,124,171                     $36,581,524            $3,542,647















------------------------------------

    * Party-In-Interest

    (1) Or distribution value.


                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                THE COASTAL CORPORATION
                                                      THRIFT PLAN



Date:  June 28, 2000                    By:         AUSTIN M. O'TOOLE
                                         --------------------------------------
                                                    Austin M. O'Toole
                                         Member of the Administrative Committee



                                      -19-